Exhibit 12.1

PEBBLEBROOK HOTEL TRUST
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except ratios)

	For the year ended December 31,
	2016	2015	2014	2013	2012

Earnings
Add:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$138,670	$91,372	$66,729	$36,795	$22,404
Fixed charges	48,204	43,478	30,089	27,799	16,802
Amortization of capitalized interest	77	15	—	—	—
Distributed income of equity investees	—	13,858	9,152	1,617	—
Total Added Items	186,951	148,723	105,970	66,211	39,206
Subtract:
Interest capitalized	(492)	(598)	—	(206)	(236)
Total Earnings	$186,459	$148,125	$105,970	$66,005	$38,970

Fixed Charges
Add:
Interest expensed	$42,102	$38,803	$27,669	$23,938	$13,532
Interest capitalized	492	598	—	206	236
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,513	(29)	(604)	(259)	1,400
Estimate of interest within rental expense	4,097	4,106	3,024	3,914	1,634
Total Fixed Charges	48,204	43,478	30,089	27,799	16,802
Preferred share dividends	19,679	25,965	25,095	22,969	17,841
Combined Fixed Charges and Preferred Share Dividends	$67,883	$69,443	$55,184	$50,768	$34,643
Ratio of Earnings to Fixed Charges	3.87	3.41	3.52	2.37	2.32
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	2.75	2.13	1.92	1.30	1.12